Exhibit 1.01

CONFLICT MINERALS REPORT

This is the Conflict Mineral Report for Watts Water Technologies, Inc. and its subsidiaries (the “Company”) for calendar year 2014 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”).  Terms used and not otherwise defined in this Conflict Minerals Report have the definitions provided in Rule 13p-1 and the instructions to the Securities and Exchange Commission’s Specialized Disclosure Report on Form SD.  Pursuant to Rule 13p-1 and the instructions to Form SD, the Company has excluded from this report conflict minerals information relating to products manufactured by its subsidiary, Aerco International, Inc., which was acquired by the Company on December 1, 2014.  Also pursuant to Rule 13p-1 and the instructions to Form SD, the Company is not required to obtain an independent private sector audit of this report for 2014.  All information contained in this report is unaudited.

INTRODUCTION

The Company is a leading provider of water quality, water conservation, water safety and water flow control products for the residential and commercial markets in the Americas and EMEA (Europe, Middle East and Africa) and has a strategy to expand its presence in Asia Pacific.  The Company classifies its many products into four universal product lines. These product lines are:

•            Residential & Commercial Flow Control Products- includes products typically sold into plumbing and hot water applications.  In 2014, residential & commercial flow control products accounted for approximately 61% of the Company’s total sales.

•            HVAC & Gas Products - includes hydronic and electric heating systems for under-floor radiant applications, commercial high-efficiency boilers, water heaters and heating solutions, custom heat and hot water solutions, hydronic pump groups for boiler manufacturers and alternative energy control packages, and flexible stainless steel connectors for natural and liquid propane gas in commercial food service and residential applications. (HVAC is an acronym for heating, ventilation and air conditioning.)  In 2014, HVAC & gas products accounted for approximately 24% of the Company’s total sales.

•            Drainage & Water Re-use Products- includes drainage products and engineered rain water harvesting solutions for commercial, industrial, marine and residential applications.  Drainage & water re-use products accounted for approximately 10% of the Company’s total sales in 2014.

•            Water Quality Products—includes point-of-use and point-of-entry water filtration, conditioning and scale prevention systems for both commercial and residential applications, and water quality instrumentation products. Water quality products accounted for approximately 5% of the Company’s total sales in 2014.

The Company has determined that many of the products that the Company manufactured or contracted to manufacture during calendar year 2014 contained one or more of the following minerals that are necessary to the functionality or production of those products: tin, tantalum, tungsten and gold (the “conflict minerals”). Specifically, the Company has determined that many of such products have brass or bronze components that contain tin or have electrical components that contain tin, tantalum, tungsten and/or gold.

Accordingly, the Company conducted in good faith a reasonable country of origin inquiry (“RCOI”) in accordance with Rule 13p-1.  The Company’s RCOI was reasonably designed to determine whether the conflict minerals contained in its products originated from the Democratic Republic of the Congo (the “DRC”) or an adjoining country (together with the DRC, the “Covered Countries”) or came from recycled or scrap sources.  As a result of its RCOI, the Company concluded that it had reason to believe that certain of its necessary conflict minerals may have originated in the Covered Countries.  In accordance with Rule 13p-1 and the instructions to Form SD, the Company undertook due diligence efforts on the source and chain of custody of the conflict minerals in its products that are necessary to the functionality or production of those products.

DUE DILIGENCE

Design of Due Diligence Framework

The Company designed its due diligence measures to be in conformity, in all material respects, with the criteria set forth in the internationally-recognized due diligence framework described in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, 2013 and related supplements for tin, tantalum and tungsten and for gold.

Due Diligence Measures Performed

The Company is a “downstream” consumer of necessary conflict minerals and is many steps removed from the “upstream” companies that smelt or refine conflict minerals.  The Company does not mine conflict minerals or directly purchase any conflict minerals from conflict mineral smelters or refiners.  The Company also does not have any direct suppliers that are located in any of the Covered Countries. Accordingly, the Company approached its conflict minerals due diligence efforts consistent with its position as a downstream company in the conflict minerals supply chain.

Establish Company Management Systems.  As part of its due diligence efforts, the Company established in 2013 an internal, cross-disciplinary conflict minerals working group to guide its conflict minerals compliance efforts and designated a conflict minerals program manager to coordinate its conflict minerals program implementation.  The conflict minerals working group includes the Company’s General Counsel.  The program manager provided monthly reports to the working group regarding the Company’s conflict minerals program performance and efforts.  In 2013, the Company also adopted a global Conflict Minerals Policy applicable to its suppliers of products and materials that form part of a bill of materials for a product sold by the Company.  A copy of this policy is available on the Company’s corporate website at http://www.wattswater.com/Suppliers.  The Company’s Conflict Minerals Policy includes a grievance mechanism, whereby concerns regarding compliance with the Company’s policy may be reported by telephone or online through the Company’s ethics hotline.  The Company distributed training materials to its suppliers representing 80% of the Company’s total spending on products, components or materials which contain conflict minerals that were necessary to the functionality or production of a product manufactured or contracted to be manufactured by the Company during the prior calendar year (the “3TG Suppliers”).  The Company compiled this list of 3TG Suppliers using supplier information provided by sourcing group members from the Company’s subsidiaries and divisions.  The training materials included an explanation of Rule 13p-1’s objective of furthering the humanitarian goal of ending the extremely violent conflict in the DRC, which has been partially financed by the exploitation and trade of conflict minerals originating in the DRC.  The training materials also provide an explanation of a reasonable country of origin inquiry and conflict minerals due diligence.  Finally, the training materials specifically communicate to 3TG Suppliers the Company’s expectation that these 3TG Suppliers support the Company’s public company reporting obligations by complying with the Company’s requests for information regarding the source and origin of any conflict minerals contained in materials or products supplied to the Company. The Company also makes a copy of the Company’s Conflict Minerals Policy available to its 3TG Suppliers.

Identify and Assess Risk in the Supply Chain.  To identify and assess risks regarding the source and origin of the conflict minerals in its supply chain, the Company electronically distributed to each of its 3TG Suppliers a questionnaire (“Questionnaire”) based on the questions contained in the standardized conflict minerals reporting template developed by the Conflict-Free Sourcing Initiative (“CFSI”).  As a result, the Company surveyed a total of 256 suppliers.  The Company designed the Questionnaire to obtain information about each 3TG Supplier’s conflict minerals policy and due diligence processes and the origin or source of the conflict minerals contained in the materials and products that the supplier provided to the Company.  The Questionnaire also specifically requested that each 3TG Supplier provide the names of all known smelters or refiners in its supply chain for each applicable conflict mineral.  The Company used both weekly automatic reminders and its global sourcing organization to follow up for missing or incomplete conflict minerals information from 3TG Suppliers who had not provided a satisfactory response to the Questionnaire.  The Company translated its Questionnaire into French, German, Italian and Chinese to encourage responses from its global supplier base.  The Company also made its Questionnaire available to its 3TG Suppliers in a format that would facilitate its further distribution to companies further up the supply chain from the 3TG Suppliers in order to collect information regarding the source and origin of the conflict minerals supplied to the Company.

Of the 256 suppliers surveyed, 71% responded by either completing the Questionnaire or providing another form of conflict minerals statement or response regarding the source or origin of the conflict minerals contained in the materials or products supplied to the Company.  Where a 3TG Supplier’s response included the names and locations of smelters and refiners in that supplier’s conflict minerals supply chain, the Company compared those names to the lists of known conflict minerals smelters and refiners published by the CFSI, to the lists of participants in the Conflict Free Smelter’s Program of the CFSI, and to other publicly available information.  Of the 3TG Suppliers who responded to the Questionnaire and affirmatively stated that the materials or products they supplied to the Company contained one or more conflict minerals, 83% indicated these conflict minerals did not come from the Covered Countries, and 15% indicated that the source or origin of the conflict minerals was indeterminate or unknown as of the date of the response.  Additionally, 40% of these 3TG Suppliers who indicated that their materials or products contain conflict minerals also indicated these conflict minerals came entirely from recycled or scrap sources.  Only one 3TG Supplier who responded to the Questionnaire stated that the products or materials supplied to the Company during 2014 contained conflict minerals originating from a Covered Country.  The Company reviewed the smelter information provided by such 3TG Supplier and determined that only one smelter in the supplier’s supply chain, Malaysia Smelting Corporation (“MSC”), is known to source conflict minerals (specifically, tin) from the Covered Countries but that such smelter is listed as compliant with the CFSI’s Conflict-Free Smelter Program assessment protocols. MSC’s policy on conflict minerals currently states that between 15-20% of the tin it produces is sourced from predominantly artisanal miners in central Africa, and that majority of such tin is currently from Rwanda and from the southern Katanga Province of the DRC that is not within the recognized conflict areas of Eastern DRC.  MSC’s policy further states that all tin concentrates purchased by MSC from Rwanda and Katanga are obtained through the iTSCi program, a joint industry program of traceability and due diligence designed to address concerns over conflict minerals from central Africa.

Strategy to Respond to Identified Risks.  As part of identifying and assessing risk in its supply chain, the Company developed “red flags” designed to identify inconsistencies in its 3TG Suppliers’ responses to the Questionnaire or the risk that suppliers may be sourcing from the Covered Countries.  The Company reviewed Questionnaire responses received by its 3TG Suppliers to identify those presenting red flags.  The Company also followed up with 3TG Suppliers who did not provide an initial response to the Questionnaire.  During 2014, the Company’s conflict minerals program manager aggregated the results of the Company’s 3TG Supplier responses to the Company’s conflict minerals inquiries and shared those results with the Company’s conflict minerals working group on a monthly basis as part of the Company’s conflict minerals risk-assessment efforts.

Independent Third-Party Audit of Smelter/ Refiner Due Diligence Practices. The Company does not have any direct supplier relationships with any tin, tantalum or tungsten smelters or gold refiners.  As a downstream company that is several layers removed in the supply chain from such smelters and refiners, the Company’s 2014 due diligence efforts relied on the Conflict Free Smelter Initiative led by the CFSI.

Report Annually on Supply Chain Due Diligence.  The Company has filed this Conflict Minerals Report as part of its Specialized Disclosure Report on Form SD for calendar year 2014.  The Company has also made a copy of this Conflict Minerals Report for calendar year 2014 publicly available on its corporate website at http://www.wattswater.com/Investors.

As a result of the Company’s due diligence efforts, the Company concluded that, except for information regarding tin sourced from Malaysia Smelting Corporation, it did not receive sufficient information from its 3TG Suppliers to determine the facilities used to process the conflict minerals provided by such suppliers, the country of origin of such conflict minerals or the location of the mines from which such conflict minerals originated.

PRODUCT DESCRIPTION

The Company’s four universal product lines containing conflict minerals are described in detail as follows:

Residential & Commercial Flow Control Products

•                                  The Company’s products typically sold into plumbing and hot water applications, such as backflow preventers; water pressure regulators; temperature and pressure relief valves; automatic control valves; gate, globe and check valves; thermostatic mixing valves; flow measurement valves; air separators; flow control valves; hydronic and steam heating products; tempering valves; manifolds; dielectric unions; flexible water connectors; gauges; strainers; water heater installation products and related accessories.

HVAC and Gas Products

•            The Company’s HVAC and electronic control products and related accessories, such as controls and accessories for boiler, steam and mixing; heat pumps; solar thermal systems; under-the-floor radiant heating applications; thermostats; zone heating and cooling controls; setpoint controls and snow melting controls; valves; actuators; timers; remote access controls; sensors and wire.

•            Certain products in the Company’s gas appliance connector product line offerings for commercial food service and residential applications that are not made of stainless steel, including the Company’s portable outdoor gas connectors, foodservice moveable gas connectors, SnapFast bar locks, Safety Quick fittings and couplings.

•            Warm wire, heat weave mats, fittings, couplings and mini ball and balancing valves and manifolds.

Drainage & Water Re-Use Products

•            The Company’s drainage products and engineered rain water harvesting solutions for commercial, industrial, marine and residential applications, such as BRAE rainsets; floor, trench and parking drains; floor sinks; pipe fusion systems; couplings; floor cleanouts; alarms and electronic components of pH monitoring systems.

Water Quality Products

•            The Company’s point-of-use and point-of-entry water filtration, reverse osmosis, conditioning and scale prevention systems for both commercial and residential applications that contain valves, pumps, adapters and electronic components, and electronic instrumentation and accessories used for monitoring water quality in a variety of applications.

IMPROVEMENTS TO DUE DILIGENCE FOR CALENDAR YEAR 2014

To improve its conflict minerals due diligence efforts for calendar year 2014, the Company took the following actions:

•            refined the list of suppliers selected to receive the Company’s Questionnaire in order to deploy more effectively its personnel resources to address higher priority risks in its supply chain and engage more fully with its largest conflict minerals suppliers;

•            provided revised training materials to its 3TG suppliers in advance of distributing its Questionnaire;

•            structured its conflict minerals compliance program to provide opportunity for greater engagement by its sourcing teams with the goal of improving the response rate to the Company’s Questionnaire; and

•            redistributed its Conflict Minerals Policy to its 3TG Suppliers.